UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September, 2013	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): _____

The information contained in this report is incorporated by reference into Registration Statements on Form S-8 File nos. 333-130283 and 333-09874 and Form F-9 File no. 333-182665 and Form F-3 File No. 333-180771.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: September 16, 2013	By:	/s/ Stephen Forbes
	Name:	Stephen Forbes
	Title:	Executive Vice-President

Exhibits

Exhibits	Description
99.1	News Release Dated September 16, 2013 - CIBC confirms agreements with Aimia and TD Bank Group